Exhibit 99.1

Results for the Six Months Ended March 31, 2026 in Connection with the Unaudited and Unreviewed Interim
Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026

Recent Developments

In September 2026, the Company was awarded an exclusive distributorship of TRACELINE™ PX3 Portable X-Ray System (“PX3”) by HDX. The Company became the sole authorized distributor of HDX’s flagship portable X-ray system in Hong Kong and Macau. The PX3 is built for explosive ordnance disposal, technical surveillance counter-measures, fire investigation, and industrial non-destructive testing, all mission-critical fields where reliability commands a premium.

Results for the Six Months Ended March 31, 2026

Revenues

Our revenues decreased by approximately HK$21.6 million, or 20.0%, from approximately HK$107.9 million for the six months ended March 31, 2025 to approximately HK$86.3 million for the six months ended March 31, 2026. The decrease was mainly due to a decrease in revenues from project and maintenance of HK$21.1 million.

Our revenues from project and maintenance decreased by HK$21.1 million, or 32.3%, from HK$65.1 million for the six months ended March 31, 2025 to HK$44.0 million for the six months ended March 31, 2026. The decrease was mainly attributable to the change in contract size mix of project and maintenance performed. Certain revenues for the six months ended March 31, 2025 were contributed by several projects with larger revenues recognized, including one project of over HK$17 million, one project of over HK$8 million, one project of over HK$2 million, and seven projects of over HK$1 million. Comparatively, certain revenues for the six months ended March 31, 2026 were contributed by less projects with larger revenues recognized, including one project of over HK$4 million, one project of over HK$2 million, and four projects of over HK$1 million.

Our revenues from provision of security guarding and screening services maintained stable at HK$40.9 million for the six months ended March 31, 2026 compared to HK$40.5 million for the six months ended March 31, 2025.

Our revenues from equipment leasing decreased by HK$0.9 million, or 36.9%, from HK$2.3 million for the six months ended March 31, 2025 to HK$1.4 million for the six months ended March 31, 2026. The decrease was mainly because the equipment leasing agreements of certain customers had expired, and we offered rental terms more preferential to the customers choosing to renew the agreements upon the expiry of original lease term.

Cost of Revenues

Our cost of revenues decreased by HK$17.5 million, or 20.3%, from HK$86.0 million for the six months ended March 31, 2025 to HK$68.5 million for the six months ended March 31, 2026 mainly due to change in contract size mix of the security-related engineering services performed, causing less sizable projects being recognized during the six months ended March 31, 2026 and thus, less cost of revenues being recognized.

Gross Profit

Our gross profit decreased by HK$4.2 million, or 18.8%, from HK$22.0 million for the six months ended March 31, 2025 to HK$17.8 million for the six months ended March 31, 2026, mainly resulting from the decrease in revenues. The gross profit margin maintained stable at 20.7% for the six months ended March 31, 2026 compared to 20.3% for the six months ended March 31, 2025.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by HK$4.0 million, or 15.9%, from HK$24.9 million for the six months ended March 31, 2025 to HK$21.0 million for the six months ended March 31, 2026. The decrease was mainly due to (i) a decrease in non-employee share-based compensation from HK$5.2 million for the six months ended March 31, 2025 to HK$2.0 million for the six months ended March 31, 2026, since the Company carried out less marketing research and investor-searching activities during the six months ended March 31, 2026; (ii) a decrease in employee share-based compensation from HK$2.4 million for the six months ended March 31, 2025 to HK$1.8 million for the six months ended March 31, 2026; and (iii) a decrease in legal and professional fees from HK$2.1 million for the six months ended March 31, 2025 to HK$0.7 million for the six months ended March 31, 2026. The decrease was partially net off by an increase in administrative payroll costs from HK$7.7 million for the six months ended March 31, 2025 to HK$9.3 million for the six months ended March 31, 2026 mainly triggered by annual salary adjustment and change in headcounts.

Losses on disposal of property and equipment

Our losses on disposal of property and equipment decreased by HK$1.0 million, or 56.0%, from HK$1.8 million for the six months ended March 31, 2025 to HK$0.8 million for the six months ended March 31, 2026, mainly due to a decrease in the number of X-ray machines disposed from seven during the six months ended March 31, 2025 to four during the six months ended March 31, 2026.

Other income

Our other income decreased by HK$0.3 million, or 48.6%, from HK$0.7 million for the six months ended March 31, 2025 to HK$0.4 million for the six months ended March 31, 2026. The decrease was mainly due to a decrease in interest income from bank deposits.

Finance expenses

Our finance expenses decreased by HK$143,397, or 96.2%, from HK$149,000 for the six months ended March 31, 2025 to HK$5,603 for the six months ended March 31, 2026 due to reduction in utilization of the banking facilities.

Income tax expenses

Our income tax expenses increased by HK$0.3 million, or 89.9%, from HK$0.4 million for the six months ended March 31, 2025 to HK$0.7 million for the six months ended March 31, 2026. The increase was mainly due to an increase in income before income tax and assessable profits of certain subsidiaries.

Net loss

As a result of the foregoing, our net loss maintained stable at HK$4.2 million for the six months ended March 31, 2026 compared to HK$4.5 million for the six months ended March 31, 2025.

Reclassification

Certain unbilled trade receivables previously presented as contract assets, net have been reclassified to trade receivables, net in the comparative consolidated balance sheets to conform to the current year’s presentation. The reclassification was made between line items within current assets and had no impact on total current assets, total assets, liabilities, shareholders’ equity, or cash flows as previously reported. The reclassification had no effect on net income (loss) of any period presented.

Convenience translation

Our reporting currency is HK$. The unaudited and unreviewed condensed consolidated financial statements as of and for the period ended March 31, 2026 have been translated into U.S. dollars (“US$”) solely for the convenience of the readers. The translation has been made at the rate of US$1.00 = HK$7.8357, representing the close rate on March 31, 2026 as set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rates.

SU GROUP HOLDINGS LIMITED
UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2025	As of March 31, 2026 (Unaudited and Unreviewed)	As of March 31, 2026 (Unaudited and Unreviewed)
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	25,354,528	28,651,212	3,656,497
Trade receivables, net	34,247,307	34,221,178	4,367,342
Inventories, net	25,770,281	18,561,486	2,368,836
Prepaid expenses and other current assets	5,423,335	4,526,538	577,681
Retention receivables, net	3,729,411	2,756,843	351,831
Prepaid income tax	1,654,240	—	—
Total current assets	96,179,102	88,717,257	11,322,187

Non-current assets
Property and equipment, net	6,810,456	5,205,303	664,306
Intangible assets, net	194,100	604,900	77,198
Goodwill	1,271,160	1,271,160	162,227
Restricted cash	9,890,171	10,111,578	1,290,450
Prepaid expenses and other non-current assets	3,448,366	2,986,966	381,200
Deferred offering expenses	155,763	2,058,550	262,714
Operating lease right-of-use assets, net	6,041,643	5,102,052	651,129
Investment in key management insurance policy	1,343,929	1,389,949	177,387
Deferred tax assets	613,415	736,320	93,970
Total non-current assets	29,769,003	29,466,778	3,760,581
TOTAL ASSETS	125,948,105	118,184,035	15,082,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	7,646,188	6,324,678	807,162
Notes payables	1,957,870	1,484,395	189,440
Other payables	1,883,981	561,014	71,597
Accrued payroll and welfare	9,323,383	9,682,055	1,235,634
Operating lease liabilities – current	1,976,643	2,039,968	260,343
Income tax payable	—	201,806	25,755
Contract liabilities	11,340,672	9,862,022	1,258,601
Total current liabilities	34,128,737	30,155,938	3,848,532

Non-current liabilities
Operating lease liabilities – non-current	3,540,340	2,504,275	319,598
Other payables – non-current	1,362,306	1,124,850	143,555
Other liabilities	766,000	674,000	86,017
Total non-current liabilities	5,668,646	4,303,125	549,170
Total liabilities	39,797,383	34,459,063	4,397,702

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (par value of HK$0.5 per share; 149,819,664 ordinary shares authorized and 112,636 and 112,636 ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively.) *	56,309	56,309	7,186
Class B ordinary shares (par value of HK$0.5 per share; 180,336 ordinary shares authorized and 180,336 and 180,336 ordinary shares issued and outstanding as of September 30, 2025 and March 31, 2026, respectively.) *	90,168	90,168	11,507
Additional paid-in capital	53,163,910	54,977,878	7,016,333
Retained earnings	32,840,335	28,600,617	3,650,040
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	86,150,722	83,724,972	10,685,066
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	125,948,105	118,184,035	15,082,768

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation on August 6, 2026.

SU GROUP HOLDINGS LIMITED
UNAUDITED AND UNREVIEWED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended March 31,
	2025	2026 (Unaudited and Unreviewed)	2026 (Unaudited and Unreviewed)
	HK$	HK$	US$
Revenues	107,912,380	86,344,444	11,019,366
Cost of revenues	(85,953,617)	(68,514,067)	(8,743,835)
Gross profit	21,958,763	17,830,377	2,275,531

Operating expenses
Selling, general and administrative expenses	(24,921,087)	(20,970,287)	(2,676,249)
Losses on disposal of property and equipment	(1,772,107)	(778,900)	(99,404)

Loss from operations	(4,734,431)	(3,918,810)	(500,122)

Other income (expenses)
Other income	715,730	367,787	46,937
Finance expenses	(149,000)	(5,603)	(715)
Total other income, net	566,730	362,184	46,222

Loss before income tax expenses	(4,167,701)	(3,556,626)	(453,900)
Income tax expenses	(359,767)	(683,092)	(87,177)
Net loss attributable to SU Group Holdings Limited’s ordinary shareholders	(4,527,468)	(4,239,718)	(541,077)

Net loss per share
Basic and diluted *	(15.45)	(14.47)	(1.85)
Weighted average number of shares
Basic and diluted *	292,972	292,972	292,972

*	The share amounts and per share data are presented on a retroactive basis, giving effect to the completion of the share consolidation on August 6, 2026.